EXHIBIT 12

                         ADVANTA CORP. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                   THREE MONTHS ENDED           NINE MONTHS ENDED
($ IN THOUSANDS)                      SEPTEMBER 30,                SEPTEMBER 30,
----------------                      -------------                -------------
                                   2001          2000          2001           2000
                                   ----          ----          ----           ----
Income (loss) from
  continuing operations          $  2,270      $    689      $(38,259)      $ 23,728
Income tax benefit                      0             0       (16,880)             0
                                 --------      --------      --------       --------
Earnings (loss) before
  income tax benefit (A)            2,270           689       (55,139)        23,728
Fixed charges:
  Interest                         16,919        24,457        67,314         66,195
  One-third of all rentals            494           453         1,299          1,349
  Preferred stock dividend
    of subsidiary trust             2,248         2,248         6,743          6,743
                                 --------      --------      --------       --------
  Total fixed charges              19,661        27,158        75,356         74,287
                                 --------      --------      --------       --------
Earnings before income tax
  benefit and fixed charges      $ 21,931      $ 27,847      $ 20,217       $ 98,015
Ratio of earnings to
  fixed charges (B)                  1.12  x       1.03  x        N/M (C)       1.32  x

(A) Earnings before income taxes in the nine months ended September 30, 2001 include $41.8 million of unusual charges. Unusual charges include severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments.

(B) For purposes of computing these ratios, "earnings" represent income from continuing operations before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(C) The ratio calculated in the nine months ending September 30, 2001 is less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $55,139 for the nine months ended September 30, 2001.


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